

November 7, 2014

Via E-mail
Roy J. Meadows
President and Chief Executive Officer
Longwood Capital Group, Inc.
207 Jasmine Ln.
Longwood, Florida 32779

      Re: **Longwood Capital Group, Inc.**
              Amendment No. 1 to Registration Statement on Form S-1
              Filed November 3, 2014
              File No. 333-198751

Dear Mr. Meadows:

We have reviewed the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information, including, if applicable, a draft of your proposed disclosures to be made in future filings. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 filed on November 3, 2014

Summary Information and Risk Factors, page 6

1. We note your response to our previous comments 10 and 11 from our letter dated October 7, 2014. Please remove the parenthetical, which states "minus commissions," as it is our understanding that there are no underwriting discounts or commissions in this offering.

Risk Factors

2. We note your response to our previous comment 7 from our letter dated October 7, 2014. Up to 10% of the offering proceeds may be released from escrow, and Mr. Meadows will have discretion in determining how those proceeds will be used. Assuming an investor decides not to reaffirm, he or she may lose a portion of his or her investment. Please include a risk factor discussing this situation. Moreover, please include a risk factor addressing the fact that Mr. Meadows may incur debts on behalf of the Company, which may result in a partial or total loss of investment assuming an investor reaffirms.

Use of Proceeds, page 17

3. We note your response to our previous comment 10 from our letter dated October 7, 2014. While we understand there will be no underwriting discounts or commissions in the offering, it appears that the "Use of Proceeds" table still reflects them. Specifically, we note that "Total Offering Proceeds" less the $1,500 escrow fee does not equal "Net Offering Proceeds." Please revise the table to remove any underwriting discounts or commissions that were originally taken into account in determining "Net Offering Proceeds."

Plan of Distribution, page 19

4. We note your response to our previous comment 12 from our letter dated October 7, 2014. Please state in this section that Mr. Meadows will not receive underwriting compensation in this offering.

Information with Respect to the Registrant

Market Price and Dividends on the Issuer's Common Stock, page 24

5. We note your response to our previous comment 13 from our letter dated October 7, 2014. However, it does not appear that the requested disclosure regarding the July 1, 2014 transaction with Mr. Meadows was included in this section. Please include the transaction information as part of this section in your next amendment.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation, page 25

6. We note your response to our previous comment 14 from our letter dated October 7, 2014. However, it does not appear that you made the requested revision. Please revise your disclosure in the second paragraph under "Plan of Operation" to state that the Company will obtain audited financial statements of the target entity only after a letter of intent is signed or an agreement is reached with the target entity.

<u>Background of Directors, Executive Officers, Promoters and Control Persons, page 30</u>

7. We note your response to our previous comment 15 from our letter dated October 7, 2014. Please include the information from your response letter in the prospectus.

<u>Security Ownership of Certain Beneficial Owners and Management, page 31</u>

8. We note your response to our previous comment 16 from our letter dated October 7, 2014. However, it does not appear that the requested footnote disclosure was included in this section. Please include the percentage ownership assuming only the minimum sold in your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Act of 1933 and the Securities Exchange Act of 1934, and all Securities Act and Exchange Act rules, in each case as applicable, require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Josh Samples at (202) 551-3199 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Staff Attorney

cc.   <u>Via E-mail</u>
        Harold Gewerter, Esq.